Filed by CVS Health Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aetna Inc.
Commission File No.: 001-16095
Date: February 12, 2018

CVS Health Company Town Hall – February 8, 2018

Larry Merlo:	So let me begin with an Aetna update…and a very good legal department in one’s company does a very good job of keeping all of us out of trouble. So with that in mind, we’re going to go through a series of legal disclaimers. There’s the first one. The second one. The third one. The fourth one. Okay, now take out a sheet of paper. I now have a quiz. No, just kidding.

All kidding aside, those things are important in the documents that we have and if you’d like to take the time to read them, I’m sure that you’ll have some questions. But anyway, I’m going to stop there before I get in trouble. I think as everyone knows, we made the announcement to acquire the Aetna business, we made that announcement on December 3rd and I wanted to give you a sense of some of the key activities that have been taking place over the last couple months.

The initial reaction has highlighted that the transformational nature of this deal and its potential to bring down healthcare costs and streamline the healthcare system…I would say has been pretty positive. Many have noted that this merger may just be the beginning of dramatic transformation coming to the healthcare industry. We’re interacting with many regulators including the U.S. Department of Justice, many state attorneys general, state departments of insurance. We also filed what is known as a merger proxy and its technical name is S-4 with the Securities and Exchange Commission. And we continue to stay in touch with many important stakeholders, including key legislators, advocacy groups, shareholders, and others.

And finally, we have established an integration management office that’s comprised of leaders from both CVS Health and Aetna. Their job is to begin to plan for how the two companies will come together following the close of the transaction and I’ll come back to the integration planning in just a minute. But since our last meeting, we have completed a large number of regulatory filings and in probably about 30 states, we had to complete what is known as a Form A Change of Control. It’s a requirement that when an insurance company is acquired and I think the boxes in this photo give you a sense of the extent of the information that we had to provide.

I think as you can also see, there’s not a lot of technology that is involved in this process and we’re also working on other approvals at the state level, as well as international. And I do want to take a minute and thank our legal and government affairs teams. You can’t imagine the countless hours that are put into not just all the regulatory filings but we’ve got to meet with all of these officials one state at a time and talk about what we’re doing, answer their questions, and it’s very important that we do that in a very, very constructive and exacting way.

So I’d like to just ask you to join me in giving them a big round of applause for all that they’ve been doing. Now, when it comes to our integration work, our number one objective is to execute a flawless day one. And there’s, as you might expect, an awful lot of planning involved to achieve that. We’ll talk about that in a minute. The second is to, what I’ll call, skip the dip and that means avoiding disruption to the core businesses that we each operate as we plan for the integration.

And you think about it, until we get all the approvals and close the transaction, CVS and Aetna will remain separate and distinct companies, and we both need to make sure that we remain focused on achieving our business plans. Third, we want to consciously build the culture of the combined company. And I think I mentioned in our last meeting that CVS and Aetna, we’ve had a business relationship now for eight years. We do have similar customer focused cultures and I do believe that that will be a significant advantage for us as we begin to plan and then ultimately execute the integration of our two companies.

Fourth is our goal to meet a synergy target of $750 million by the second full year of the combined company. And listen, if we do really great work, hopefully we’ll be able to exceed that number.

Our fifth objective is to create a pathway toward achieving greater synergies and the longer-term transformational opportunities that the combination of these two companies can make possible. And you’ve heard us talk about how we can reshape our healthcare system that would allow all the people that we serve to achieve their best health at a lower cost.

So we’re approaching the integration work in three phases. We’ve already completed Phase 1 by creating the architecture for a successful integration and that includes establishing what I referred to earlier, the integration management office. So we’re now in the planning phase as teams from both of the companies begin their work to develop that day one plan, and a plan to achieve the synergies that I just talked about, and an organization designed for the new company.

And then once that work is completed, Phase 3 is…think of it as the countdown to closing. And although we don’t know exactly when the transaction will be approved, we’re working to be ready on whatever that day is. And you’ve heard us mention, we mentioned it again this morning, that we expect the transaction to close some time in the second half of 2018. So later this year.

If we take a look at the structure of the integration team, it consists of leaders from both CVS and Aetna. And on the slide listed are some of the leaders from CVS. I want to stress that all the integration planning will be done and managed through that integration office. Josh Flum, who many of you know, Josh has led our enterprise strategy and corporate development group, is the integration leader for CVS. And Josh along with his Aetna counterpart, a gentleman by the name of Rick Jelinek, will have overall responsibility for the integration planning and execution.

Mario Ramos leads the integration management office and he will work with representatives from finance, communications, human resources, and legal. And then there are several functional teams that are focused on achieving those near term integration goals and a group that will be focused on the longer-term transformational opportunities.

So the functional teams will work to combine the core functions of the two companies. There are business integration teams that are focused on capturing the cost and growth synergies in key business areas, whether it’s the PBM, Government Services, Coram, Specialty, just to mention a few. We have a sales and account management planning team that will be working on how we can develop a consistent approach so that, upon close, we have a similar message to our clients and their customers.

We also have teams that are identifying near term medical cost savings, such as how we can reduce unnecessary emergency room visits, avoid readmissions, and improve adherence by using MinuteClinic or many of the other assets that we operate today, or assets that we will create as part of these two companies coming together.

And finally, our transformation teams will be looking at defining new care delivery models, whose goal will be to reduce medical costs, grow, and retain membership, and enhance the services that we provide to our customers. So I do want to thank Josh, the names that you saw listed up there, and countless others who are focused on this important work. Actually, the integration team with representatives from both companies have had their kickoff meeting. It began yesterday and it continues through today. So I’m anxious to hear how the first planning session went.

So I’m going to take a minute and pause here, because we’re going to do a Q&A that’s specific to any questions that you might have on Aetna before we continue with the other business updates and you know how to ask the question through text. There are the instructions or we’ve got some mics. So raise your hands and we’ll come and find you.

So here’s some great questions coming up here. “Does the Department of Justice lawsuit for the AT&T-Time Warner create obstacles for our merger with Aetna?” Okay, and the nature of that question is AT&T buying Time Warner, that’s going through the Department of Justice, and the Department of Justice sued to block that. And there is a hearing coming up I think in mid-March to see where that goes.

So there’s a lot of people talking about the parallels. We are quite confident that there is not a parallel when you look at AT&T, Time Warner, and CVS and Aetna. Our two businesses have a complement in that they’re not similar. And when you bring them together, we’re quite confident that the complementary nature of that transaction is we’re going to be able to reduce costs and improve member health for those that we serve, whether it’s the government, other clients.

And if there is any overlap where operate similar business, it happens to be in Medicare Part D, and we do not believe that that’s problematic. They will ultimately be the judge of that but we’ve had great discussions out of the gate and we feel pretty good about the process that we’re going down and Tom Moriarty, and our legal group have done a terrific job in terms of managing that process.

Here’s a question. “How do our health plan clients feel about the Aetna acquisition?” Great question, okay, and one of the things that we spend a lot of time talking about, and it’s really important, is that the things that we’re talking about building and that ultimately can transform healthcare delivery, we want to make broadly available in the marketplace. So everything that we’re doing, we’re not thinking about just doing for Aetna members. And the way I would ask you to think about it is think about how SilverScript and Medicare Part D works in our organization today.

Our Medicare team has done a great job. SilverScript has grown to more than six million members, okay, but at the same time, today, we manage the Medicare benefit in totality for more than 13 million members and that includes managing the prescription component of the Medicare plan for more than 43 health plan clients who compete with SilverScript every day. So it’s a great example of the marketplace in which we operate is pretty big. And we can be competitors but at the same time we can be business partners. And the health plans, those 43 health plans find attraction in the services that we provide for them whether it’s, quality, clinical performance that is tied to that phrase that you’ve heard many times, star ratings.

So the best that you can do is five stars. And today more than 83% of the lives that we manage are in a four or five star performing plan. So, you know, that’s - that is pretty close to the top there in terms of quality performance. At the same time those health plan clients have found that they’re able to grow their enrollment faster than the marketplace. So it is a win-win situation where we win in terms of being entrusted with their business. And because our Medicare team has done a great job they’re benefitting from the capabilities that we provide for them. So want to do the same thing in terms of, you know, creating this new healthcare model that we can make broadly available, you know, for not just Aetna members but other health plan clients.

So there’s a tremendous amount of curiosity and interest in terms of what all this looks like and the proof is in the pudding.

There are a lot of questions up here. How much time did you allocate for me to ask - for me to take questions on this, seven minutes? I think I just took like four okay for two - all right, let me try to go pretty quick through these because they’re really good.

“Please comment on Bezos, Buffet, JP Morgan announcement as it relates to Aetna.” Great question because those three companies last week sent out a press release that turned the healthcare industry upside down because three companies that are tremendously well-respected with terrific leaders said they want to form a new company that’s going to reduce healthcare costs. Now that is a great goal okay. We happen to share that goal, share that objective.

And by the way in their press release those three companies acknowledge that they don’t know how they’re going to do this and they don’t have a plan for doing it. So think of this as they have an aspiration to do what we’re going to do with CVS and Aetna coming together because we have the infrastructure, we have the assets. We have the healthcare knowledge and we have the people that know how to execute.

So we’re going to look forward to having those discussions and as I just mentioned, partnering broadly in the marketplace to deliver what people are looking for. Here’s another question. “Will IT operations and other functions be combined between the two companies?” You know, yes and no. How’s that for an answer okay?

Some of this goes back to the work of the integration team. And there’s no question that there will be some - think of some of the shared service areas where we will combine business functions and think of some of the areas where it won’t make sense for us to do that. So, that’s an open question in terms of exactly where that will apply, where it won’t. And as those decisions get made, we’ll certainly share, you know, the results of that with everyone.

Let me take two more questions here. “And what type of services will we add to MinuteClinic and to the front store as part of the transformation to play a greater role in healthcare?” I think again we have some thoughts and probably some no-brainers okay? And we want to do a lot of pilots because we also have some ideas but we’re not sure exactly what may work, what may not work.

And by the way, our retail stores will play a critically important role in all this, but think about the fact that it’s not just about the retail store. It’s what we may be able to do in the patient’s home because we’ll have when these two companies combine we’ll have more than 40,000 healthcare professionals when you think about nurses, nurse practitioners, pharmacists.

And if we put pharmacy technicians in that group, thinking about the opportunity to scale up the role of the pharmacy technician, you’ll have more than 100,000 healthcare professionals that will live within a couple miles of probably 80% to 90% of the US population. So when we talk about healthcare being local and we’ll come where you’re at… yes, those retail stores are pretty convenient but nothing’s more convenient than meeting somebody in their home.

So, you know, we can see MinuteClinic expanding to get more into chronic care management. We can see MinuteClinic expanding their breadth of services perhaps blood draws. I think everyone here knows we’re going to begin to roll out more broadly audiology, optical. I think there’s a huge opportunity in what’s known as durable medical equipment. I think we need to figure out how to give it a different name because that doesn’t sound healthy okay? So there’s countless opportunities that we have here and I think it’s pretty exciting.

Last question, “Will we add more stores to our fleet following the completion of the Aetna deal?” That’s another great question. And, you know, we will continue to grow our retail footprint. I think some of the learnings that we’ll get that it may change how we think about the right location for where we put our retail stores. So thanks for some great questions.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its

Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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